HURLBERT PLC

October 23, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed September 6, 2023

File No. 333-269755

Ladies and Gentlemen:

This letter is in response to the letter dated September 21, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Amendment No. 4 to Form F-1

Item 8. Exhibits and Financial Statement Schedules Exhibit 23.1, page II-1

1.	Please have Friedman LLP correct in their Consent the date of their report, August 4, 2022.

The Company acknowledges the comment and has filed a revised consent as Exhibit 23.1.

Exhibit 23.2, page II-2

2.	Please have Marcum Asia CPAs LLP correct in their Consent the date of their report, July 13, 2023.

The Company acknowledges the comment and has filed a revised consent as Exhibit 23.2.

General

3.	We note your response to comment 2 stating that you believe the following statements to be inaccurate: (i) the PRC government may intervene in or influence your operations at any time and (ii) the rules and regulations in China can change rapidly with little advance notice. Please explain to us why you included such disclosure in previous amendments, e.g., in Amendment 2 to the F-1, filed July 13, 2023. Please tell us the factors and circumstances that precipitated the changes between the amendments filed July 13, 2023, August 4, 2023, and September 6, 2023 and the reasons why you believe that your prior disclosure is no longer accurate.

The Company acknowledges the Staff’s comment.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) adopted Article 12 of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”). The Trial Administrative Measures became effective on March 31, 2023. Pursuant to the Trial Administrative Measures, companies, securities service providers and practitioners engaged in overseas offerings and listings of securities by Chinese issuers are prohibited from making any comments that misrepresent or disparage the laws, policies, business environment or judicial structure, etc. of China in the documents they produce during the offering process. However, at the time of adoption and effectiveness, the Trial Administrative Measures did not specify which type of comments would be deemed by the CSRC to violate the Trial Administrative Measures would qualify.

The CSRC has subsequently reiterated the requirements set out in Article 12 and interpreted Article 12 by way of illustration, and the Company revised the relevant disclosure in the amended registration statements filed with the SEC on July 13, 2023 and August 4, 2023, respectively. However, in order to further address SEC concerns, the Company opted to further revise the relevant disclosure in the amendment filed on September 6, 2023. The Company believes that the registration statement filed on September 6, 2023 contained appropriate disclosure regarding the risks related to doing business in China as required by the SEC – although with a slight difference in wording.

The Company, along with other registrants with Chinese operations, continues to find itself in the challenging position of having to draft disclosure (particularly risk factor disclosure) that will satisfy both U.S. and Chinese regulators. In an effort to placate both U.S. and Chinese regulatory concerns by emphasizing appropriate risks while simultaneously meeting the guidance provided by the CSRC related to the Trial Administrative Measures, the Company has further revised its registration statement by tailoring certain language to more closely model disclosure contained in the registration statements of Cheche Group Inc. and Adlai Nortye Ltd., both of which have been approved by the SEC and recently filed with the CSRC. For more detailed information, see pages 3, 12, 13, 27 and 32 of the registration statement.

The Company hopes this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.
Partner